Tel Aviv, September 24, 2012 Our ref: 10108/1255

VIA EDGAR

Mr. Daniel L. Gordon
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re: Optibase Ltd.
Form 20-F
Filed April 30, 2012
File No. 000-29992

Dear Mr. Gordon:

We enclose herewith, on our client's behalf, responses to the comments raised by the Staff of the Securities and Exchange Commission (the "Staff") in its comment letter dated September 12, 2012 with respect to the Form 20-F filed by Optibase Ltd. (the "Company") on April 30, 2012. Below we have noted the Staff's comment in bold face type and the Company's responses in regular type. The numbering corresponds to the comment numbers in the Staff's above referenced letter.

The enclosed responses are written on behalf of the Company, and reference in the responses to "we" and "our" refer to the Company.

Item 4.B. Business Overview, page 20

Properties, page 22

2.
We note your response to comment 1. However, the total “NOI/OI” does not agree to operating income on the consolidated statements of operations. In that regard, it appears that the metric may be a non-GAAP measure. Please reconcile the portfolio total “NOI/OI” to the most comparable GAAP measure and include all disclosures required by Item 10(e) of Regulation S-K in future filings. Please provide us with your proposed disclosure.

The Company advises the Staff that the information presented in the last column of the table on page 22 is the Operating Income by each real estate asset property excluding the corporate general and administrative expenses ("Asset Operating Income" or “AOI”). In response to the Staff's comment, the Company proposes to include in its future annual reports the following disclosure as required by Item 10(e) of Regulation S-K.

A reconciliation of the AOI to operating income on the consolidated statements of operations for the year ended December 31, 2011 is as follows:

Thousands US$

AOI (Non-GAAP):

CTN	6,439
Rumlang	677
Marquis	(423)
Total (“AOI”) (Non-GAAP)	6,693

less:
Corporate general and administrative expenses	(1,293)

Operating Income	5,400

We consider the AOI to be an appropriate supplemental non-GAAP measure to operating income because it assists management, and thereby investors, to understand the core property operations prior to the allocation of any corporate-level property management overhead or general and administrative costs. In addition, because prospective buyers of real estate have different overhead structures, with varying marginal impact to overhead by acquiring real estate, the Company considers the AOI to be a useful measure for determining the value of a real estate asset or groups of assets.

The metric AOI should only be considered as supplemental to the metric operating income as a measure of the Company's performance. AOI should not be used as a measure of the Company's liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions. AOI should also not be used as a supplement to, or substitute for, cash flow from operating activities (computed in accordance with generally accepted accounting principles in the United States).

Notes to Consolidated Financial Statements, page F-9

Note 1.b.3 Centre des Technologies Nouvelles in Geneva, Switzerland, page F-11

3.
We have reviewed your response to comment 8. Please tell us how you determined that 100 years was a reasonable depreciation for the new building that was acquired in accordance with generally accepted accounting principles. In addition tell us why you have referred to Swiss regulations for statutory accounting and tax basis financial statements.

The Company advises the Staff that while conducting the due diligence on the purchased asset, the Company became aware that Eldista GmbH had used a rate of 1% for depreciation of the property supported by the fact that the property was built on land that is leased from the canton of Geneva until 2076 with an option to extend the lease by additional 30 years (the "Extension Option"). The use of 1% rate for depreciation purposes under the circumstances is in accordance with Swiss regulations for statutory accounting and tax basis financial statements and is acceptable by the local authorities. The Company has referred to Swiss regulations to support its determination of the depreciation rate for its new building in Geneva since the standards rates acceptable by the Swiss authorities are within a reasonable range of the asset's useful life and they provide a strong indication of the acceptable rates in the local real estate market.  The Company had evaluated all the information at hand as was available at the time of the purchase and decided, based on such information as detailed in the Company's letter dated August 30, 2012, that the Company would have two reasonable options: (1) to depreciate the asset at a rate which will include the approximate time of the land lease plus the Extension Option, or (2) to depreciate the asset at a rate which will include only the approximate time of the land lease, not including the Extension Option. The Company has chosen the first option and concluded that given the good physical condition of the asset, the contractual provisions of the land lease and the period over which the asset is expected to contribute directly or indirectly to the Company's future cash flows, the useful life of 100 years is reasonable

The Company re-assesses annually its depreciation policy and makes adjustments if there are significant changes from previous estimates. The Company respectfully advises the Staff that all the above factors will be reconsidered in its 2012 annual assessment.

Note 9.d Office of the Chief Scientist and European Commission commitments, page F-30

4.	We note your response to comment 9. Please clarify to us and in future filings if you are obligated to pay royalties on revenues generated by the Video activity subsequent to its sale.

The Company advises the Staff that it has no further obligation to pay royalties on revenues generated by the video activity subsequent to its sale.

*  *  *  *

If you have any questions or concerns, please call the undersigned at 972-3-607-4464.

Very truly yours, /s/ Adva Bitan Adva Bitan, Adv.	/s/ Dr. Shachar Hadar Dr. Shachar Hadar, Adv.

cc: Amir Philips, Chief Executive Officer, Optibase Ltd.
      Yakir Ben-Naim, Chief Financial Officer, Optibase Ltd.